UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

General Finance Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

369822101

(CUSIP Number)

Karl I. Swaidan

Hahn & Hahn LLP

301 E. Colorado Boulevard, 9th Floor

Pasadena, California 91101-1977

(626) 796-1923

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369822101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ronald L. Havner, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 12,000(1)
8 SHARED VOTING POWER 716,500(2)
9 SOLE DISPOSITIVE POWER 12,000(1)
10 SHARED DISPOSITIVE POWER 716,500(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 718,500(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%(3)
14	TYPE OF REPORTING PERSON IN

(1)

Ronald L. Havner, Jr. (“Mr. Havner”) holds 2,000 shares of General Finance Corporation (the “Issuer”) common stock (“Shares”) in his individual name and an additional 10,000 Shares, as Trustee, for his son Christopher R. Havner (“Christopher’s Shares”). Mr. Havner has voting and investment power with respect to Christopher’s Shares. Mr. Havner disclaims any beneficial ownership of Christopher’s Shares.

(2)

Mr. Havner and his wife, LeeAnn R. Havner, are Co-Trustees of The Havner Family Trust (the “Trust”). The Trust owns 676,750 Shares and 39,750 warrants (“Warrants”) with respect to Shares. Each warrant entitles the holder to purchase from the Company one Share at an exercise price of $6.00. The Warrants expire on April 5, 2010. As a Co-Trustee of the Trust, Mr. Havner may be deemed to beneficially own all of the Shares and Warrants held by the Trust.

(3)

The number of Shares that may be deemed to be beneficially owned by Mr. Havner, and the calculation of the foregoing percentage, includes in each case the number of Shares issuable upon the exercise of the 39,750 Warrants held by the Trust. Mr. Havner disclaims any beneficial ownership of Christopher’s Shares.

CUSIP No. 369822101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LeeAnn R. Havner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,000
8 SHARED VOTING POWER 716,500(1)
9 SOLE DISPOSITIVE POWER 3,000
10 SHARED DISPOSITIVE POWER 716,500(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 719,500(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%(2)
14	TYPE OF REPORTING PERSON IN

(1)

LeeAnn R. Havner (“Mrs. Havner”) and her husband Ronald L. Havner, Jr., are Co-Trustees of The Havner Family Trust (the “Trust”). The Trust owns 676,750 Shares and 39,750 Warrants. The warrants expire on April 5, 2010. As a Co-Trustee of the Trust, Mrs. Havner may be deemed to beneficially own all of the Shares and Warrants held by the Trust.

(2)

The number of Shares that may be deemed to be beneficially owned by Mrs. Havner, and the calculation of the foregoing percentage, includes in each case the number of Shares issuable upon the exercise of the 39,750 Warrants held by the Trust.

CUSIP No. 369822101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Havner Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 716,500(1)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 716,500(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 716,500(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%(2)
14	TYPE OF REPORTING PERSON OO

(1)

The Trust owns 676,750 Shares and 39,750 Warrants. Each Warrant entitles the holder to purchase from the Company one Share at an exercise price of $6.00. The warrants expire on April 5, 2010. Ronald L. Havner, Jr. and his wife LeeAnn R. Havner, are the Co-Trustees of the Trust.

(2)

The number of Shares that may be deemed to be beneficially owned by the Trust, and the calculation of the foregoing percentage, includes in each case the number of Shares issuable upon the exercise of the 39,750 Warrants held by the Trust.

CUSIP No. 369822101

SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment No. 1 (“Amendment”) amends and supplements the Statement on Schedule 13D originally filed on February 9, 2007 (the “Schedule 13D”) of Mr. Havner, Mrs. Havner and the Trust (collectively, the “Filing Persons”), as set forth herein. Except as set forth herein this Amendment does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, all capitalized terms have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds

Item 3 is hereby supplemented and updated as follows:

The Filing Persons have used Mr. and Mrs. Havner’s personal funds to exercise 200,000 of the Warrants and to make certain additional purchases of Shares and units as described in Item 5 below, in the amounts of $1,020,000 and $392,927, respectively.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby supplemented and updated as follows:

In connection with the Issuer’s tender offer for certain Warrants (the “Tender Offer”) which expired on May 30, 2008, the Trust exercised 200,000 Warrants (which had been owned by the Trust at the time of the filing of the Schedule 13D and reported therein), and, since the filing of the Schedule 13D the Trust has also acquired 12,500 units (each unit comprises one Share and one Warrant) and 30,000 Shares in open market transactions for an aggregate purchase price of approximately $353,427. As a result of these transactions the Trust now holds 676,750 Shares and 39,750 Warrants for a total beneficial ownership of 716,500 Shares, representing approximately 5.2% of the outstanding common stock of the Issuer. In addition, since the filing of the Schedule 13D, Mr. Havner acquired, as Trustee for his son Christopher R. Havner, 5,000 Shares on the open market for an aggregate purchase price of $39,500.

The percentages of beneficial ownership set forth in this Amendment for each of the Filing Persons have been determined assuming the exercise of all of the Trust’s remaining Warrants and based on the 13,816,052 Shares outstanding as of June 2, 2008, as reported in the Issuer’s Form 8-K filed on June 2, 2008, reflecting the Issuer’s capitalization following the completion of the Tender Offer.

(a)	Mr. Havner.

(i) As of June 5, 2008, Mr. Havner may be deemed to beneficially own 718,500 Shares representing approximately 5.2% of the outstanding common stock of the Issuer. The Trust holds 676,750 Shares and 39,750 Warrants (the “Trust’s Shares” and the “Trust’s Warrants” respectively). Mr. Havner holds 2,000 Shares in his individual name and 10,000 Shares as Trustee for his son Christopher R. Havner. Mr. Havner disclaims any beneficial ownership of Christopher’s Shares.

(ii) Mr. Havner has the sole power to vote or direct the vote, and to dispose or to direct the disposition, with respect to 2,000 Shares held in his individual name and the 10,000 Shares held by Mr. Havner, as Trustee for his son, Christopher R. Havner.

(iii) As Co-Trustees of the Trust, Mr. and Mrs. Havner share the power to vote or direct the vote, and to dispose or to direct the disposition, with respect to the Trust’s Shares (and any Shares purchased upon the exercise of the Trust’s Warrants) and to dispose or to direct the disposition of the Trust’s Warrants.

CUSIP No. 369822101

(b)	Mrs. Havner.

(i) As of June 5, 2008, Mrs. Havner may be deemed to beneficially own 719,500 Shares representing approximately 5.2% of the outstanding common stock of the Issuer. Mrs. Havner is a Co-Trustee of the Trust. Mrs. Havner holds 3,000 Shares in her individual name.

(ii) Mrs. Havner has the sole power to vote or direct the vote, and to dispose or to direct the disposition, with respect to 3,000 Shares.

(iii) As Co-Trustees of the Trust, Mr. and Mrs. Havner share the power to vote or direct the vote, and to dispose or to direct the disposition, with respect to the Trust’s Shares (and any Shares purchased upon the exercise of the Trust’s Warrants) and to dispose or to direct the disposition of the Trust’s Warrants.

(c)	The Trust.

(i) As of June 5, 2008, the Trust may be deemed to beneficially own 716,500 Shares representing approximately 5.2% of the outstanding common stock of the Issuer, comprising the Trust’s Shares and Warrants.

(ii) Mr. and Mrs. Havner, as Co-Trustees of the Trust share the power to vote or direct the vote, and to dispose or to direct the disposition, with respect to the Trust’s Shares (and any Shares purchased upon the exercise of the Trust’s Warrants) and to dispose or to direct the disposition of the Trust’s Warrants.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description of Exhibits

99.1	Agreement Required for Joint Filing Under Rule 13d-1(k)(1)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 5, 2008

Signature:	/s/ Ronald L. Havner, Jr.
Name/Title:	Ronald L. Havner, Jr.

Signature:	/s/ LeeAnn R. Havner
Name/Title:	LeeAnn R. Havner

THE HAVNER FAMILY TRUST

Signature:	/s/ LeeAnn R. Havner
Name: LeAnn R. Havner Title: Trustee